UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2016

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS RECEIPT OF NOTICE FOR INTRODUCTION OF TEMPORARY ADMINISTRATION AT
DONETSK ELECTROMETALLURGICAL PLANT

Moscow, Russia – July 21, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of the
leading Russian mining and metals companies, reports receipt of the notice for introduction of a temporary state administration at the integral property complex of the Private Joint-Stock Company “Donetsk Electrometallurgical Plant”
which is part of Mechel Group.
The Decree #12 dated June 25, 2016 and signed by A.V. Zakharchenko, chairman of the Council of Ministers of the self-proclaimed Donetsk People’s Republic, announces institution of a temporary state administration at the integral property complex of the Private Joint-Stock Company “Donetsk
Electrometallurgical Plant” (DEMZ) as well as creation of a state-owned entity
“Yuzovsky Metallurgical Plant” on its base with all of DEMZ’s property to be transferred for the newly created enterprise’s use.
The company’s preliminary view is that Mechel runs the risk of losing control over any future production and commercial activity of DEMZ for an indefinite period.
Mechel is currently examining the situation from legal perspective and will, if necessary, take all measures to protect the company’s rights and interests through the due process of law.
These events will not materially affect the company’s financial results, since production at DEMZ has been suspended in 2012 and the company created full provision for impairment of DEMZ as a result of 2013-2014.
***
Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 66,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: July 21, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO